                                                  Filed Pursuant to Rule 424(b)3
                                                      Registration No. 333-24109

                                                                   July 15, 1997

                    DEAN WITTER PORTFOLIO STRATEGY FUND L.P.
                  SUPPLEMENT TO PROSPECTUS DATED MAY 12, 1997

    In May 1997 DWR and certain affiliates entered into an asset purchase agreement with Carr Futures, Inc. ("CFI") (formerly Indosuez Carr Futures, Inc.) to transfer to CFI all of DWR's futures and futures options execution, clearing and research business and its foreign currency and bullion dealer trading operations. The transfer of business includes futures exchange and clearinghouse memberships, computer, data processing, communications and office equipment, customer agreements, intellectual property, files and records and relevant personnel. Pursuant to its obligations under the asset purchase agreement, DWR currently is negotiating to transfer to CFI the clearing of futures and options trades and the execution of foreign currency forward trades for DWR's existing public and private commodity pools, including the Partnership.

    The transfer of the Partnership's futures and options clearing and foreign exchange execution business to CFI will not take place, however, until the General Partner believes that CFI will be able to provide the same level of services to the Partnership as currently provided by DWR and the General Partner is satisfied with CFI's financial creditworthiness. The General Partner believes that the arrangements being negotiated with CFI are fair and reasonable and, assuming the negotiations are successfully concluded, does not anticipate seeking other execution and clearing arrangements for the Partnership. If the negotiations are not successful, other clearing facilities would be arranged.

    While the arrangements are still being negotiated and the results of the negotiations are not certain, it is expected that within the next few weeks the foreign currency forward trades for the Partnership will be effected with CFI as the counterparty in the same manner they are currently traded with DWR, and, within the next few months, the futures and futures options trades for the Partnership will be cleared through CFI. The Partnership will maintain an account with DWR, where most of the Partnership's cash assets will be held, and the Partnership will maintain a separate clearing account with CFI where the Partnership's futures, options and foreign currency forward positions and margin funds related thereto will be held. It is expected that the brokerage commissions and transaction charges to the Partnership by DWR and CFI will not be materially different from those charged by DWR, and, in any event, such commissions and charges will be subject to the same caps as described in the Prospectus. Further, while CFI's capital will be substantially less than DWR's capital, DWR is negotiating to have CFI's ultimate parent, Caisse National de Credit Agricole, one of the largest banks in the world, guarantee the payment and performance of all of CFI's obligations to the Partnership. While there can be no assurance that such guarantee will be given, the Partnership's business will not be transferred to CFI until DWR and the General Partner are satisfied with CFI's creditworthiness. In all other material respects, the offering of Units and the operation of the Partnership will remain unchanged (including the interest crediting arrangements).

    Because it is expected that CFI will act as a futures broker for the Partnership's account, CFTC rules require disclosure of all material legal actions against CFI in the past five years. On July 31, 1992, a CFTC Administrative Law Judge ("ALJ") ordered CFI to pay a former client of the firm approximately $1.7 million in damages, plus interest and costs, based upon certain alleged misrepresentations made by a former account executive. Al Baraka Investment and Development Corp. vs. Indosuez Carr Futures, Inc. (CFTC Docket No. 91-R-126). On May 3, 1993, the CFTC issued an Order of Summary Affirmance, which affirmed the ALJ's decision, and the U.S. Court of Appeals for the Seventh Circuit affirmed the CFTC order in June, 1994.

    If the transfer to CFI of the Partnership's futures and futures options clearing and foreign currency forward trading occurs, the risks described in the Prospectus regarding DWR as the counterparty on the Partnership's foreign currency forward contracts and as the commodity broker on the Partnership's futures and futures options positions would then be applicable in respect of CFI.